Exhibit 12

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Nine Months
	Ended
	September 30,	Years Ended December 31,
	2010	2009	2008	2007	2006	2005

(In thousands)
Earnings from continuing operations before income taxes	$149,309	$151,134	$431,084	$263,891	$233,442	$175,860
Add:
Interest on indebtedness	27,368	35,347	47,011	33,311	29,227	36,234
Amortization of debt expense	779	973	1,070	796	704	939
Portion of rents representative of the interest factor	7,204	10,191	10,823	8,578	7,735	7,392
Deduct:
Undistributed earnings from less-than-50-percent-owned entities	(118)	(132)	(66)	427	(61)	(631)

Earnings (as defined)	$184,542	$197,513	$489,922	$307,003	$271,047	$219,794

Fixed charges:
Interest on indebtedness	$27,368	$35,347	$47,011	$33,311	$29,227	$36,234
Amortization of debt expense	779	973	1,070	796	704	939
Portion of rents representative of the interest factor	7,204	10,191	10,823	8,578	7,735	7,392

Total fixed charges	$35,351	$46,511	$58,904	$42,685	$37,666	$44,565

Ratio of earnings to fixed charges	5.2x	4.2x	8.3x	7.2x	7.2x	4.9x